SNIPP INTERACTIVE INC.

Quarterly Report to Shareholders for the Three and Six Months Ended June 30, 2019

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

Dated: August 28, 2019

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with International Financial Reporting Standards (“IFRS”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these interim filings, and these interim consolidated financial statements together with the other financial information included in these interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in these interim filings.

The board of directors (the “Board”) approves the consolidated financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets quarterly to review all financial reports, prior to filing. The Audit Committee consists of Sarfaraz Haji, Tom Burgess and Atul Sabharwal. Mr. Haji and Mr. Burgess are independent directors.

This report contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

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General economic conditions and market trends and their anticipated effects on our business;

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Our future sales initiatives;

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Our future revenue growth; and

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Our liquidity and capital resources available to us to fund our ongoing operations.

For additional information related to forward-looking statements and material risks associated with them, refer to the section of this report entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Key Highlights for Q2 2019

(see below definitions of Non-GAAP Measures)

•

The Company improved its EBITDA position substantially. EBITDA in Q2 2019 improved by 101% compared to Q2 2018, an EBITDA improvement of $680,426. Q2 2019 was EBITDA positive $6.2k vs Q2 2018 EBITDA loss of $674.3k. EBITDA in the six months ended June 30, 2019 improved by 104% compared to the six months ended June 30, 2018, an EBITDA improvement of $1,186,397. Six months ended June 30, 2019 was EBITDA positive $0.04MM vs six months ended June 30, 2018 EBITDA loss of $1.14MM.

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The Company continued with its integration and cost reduction exercises that began in earnest after the earn out period of its last acquisition ended in Q1 of 2016, which has resulted in over $2MM of cost savings accruing to the Company. Significant cost reduction has been achieved by our employee streamlining initiative leading to our salaries and compensation expenses being reduced by 22% or $404,587 in Q2 2019 vs Q2 2018 (Q1 2019: $1,605,395 vs Q1 2018: $1,905,548) and reduced by 19% or $704,740 in the six months ended June 30, 2019 vs the six months ended June 30, 2018 (six months ended June 30, 2019: $3,060,404 vs six months ended June 30, 2018: $3,765,144). The Company has been able to optimize staff spend while increasing customer satisfaction levels, which has led to an increase in repeat customers.

Bookings Backlog stood at $4.2MM at June 30, 2019 (June 30, 2018 - $9.2MM). Bookings Backlog represents a number of different signed contracts and with multiple types of revenue representing the Snipp product portfolio. Every contract signed each quarter will add to this growing Bookings Backlog of revenue. Snipp defines Bookings Backlog as future revenue from existing customer contracts to be recognized in future quarters. Bookings get translated into revenues based on IFRS principles and the Bookings Backlog reflects how revenues in future quarters are steadily being booked today. This revenue gives the company better revenue visibility each quarter.

Description of Business and Overall Performance

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010. Snipp is a global loyalty and promotions company focused on developing marketing engagement platforms that generate insights and drive sales.  The Company’s solutions include shopper marketing promotions, loyalty, rewards, rebates and receipt processing, and it also provides clients the services and expertise to design, execute and promote their marketing programs.

The Company has an active presence to Canada, Ireland, Switzerland and India with a sales office in each of these markets to service both its international clientele and develop local clients.

Currently the Company offers clients five main solution suites:

•

Receipt Processing: The Company’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions and loyalty programs. It supports any qualification criteria and works across all retailers and all devices. SnippCheck is the industry’s leading receipt processing solution, currently supporting two of the largest CPG loyalty programs and having processed millions of receipts for hundreds of promotions. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

•

Loyalty Programs: Snipp has two loyalty offerings:

o

Its white-label SnippLoyalty platform allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. This solution is focused on the emerging space of CPG and other multi-channel loyalty programs, wherein the combination of its Receipt Processing engine, and its highly customizable loyalty platform and attractive setup profile and economics allows it to differentiate itself from competitors.

o

The Catalyst Enterprise Loyalty solution is a robust, enterprise strength solution targeted at retail and other traditional loyalty markets and had been purchased from SwissPost in 2015. The Catalyst solution has several unique features and is extremely flexible, perfect for cross-border solutions requiring multiple currencies, policies, legal requirements and more.

•

Promotions: SnippWin, the Company’s promotions and sweepstakes platform provides a full range of promotions from contests and simple sweepstakes to instant win programs and tiered, multi-level games. SnippWin is tightly integrated with SnippCheck and allows clients to tie their promotions to actual purchases, thereby getting a clear ROI for the program as well as basket level purchase data from their consumers.

•

Reward Solutions: With the purchase of Hip Digital Media in 2015, the Company acquired a robust digital rewards platform that is used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company continues to flesh out its portfolio of rewards and adding new reward categories.

•

Rebate Solutions: The Company’s “Smarter Rebates” solutions platform, launched at the beginning of 2017, allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

The Company’s clients are primarily advertising agencies, brands and related marketing and promotions agencies looking to create programs to engage their customers and drive sales. In addition to the solutions listed above, the Company delivers end-to-end services including comprehensive advice in conceptualizing promotion marketing programs, rapid and flexible deployment based on the Company’s technology platforms and tracking & analysis of customer data.

Going forward, the Company aims to scale its business in the client segments in which it has successfully operated to date by focusing on further productizing and improving its suite of marketing solutions, and by further expanding its presence within existing clients as well as continuing to acquire new ones. The Company believes it has uniquely differentiated solutions for clients looking to do loyalty programs, purchase-based promotions, rebates, digital rewards and receipt processing and is focused on selling the full range of its solutions to clients. Finally, the Company plans to take an active part in shaping the dynamic promotions industry and to enhance its technology offering and market position through various forms of strategic partnering and merger & acquisition activity.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin (“Margin”) and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations. Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

Gross Margin

Snipp defines Gross Margin / Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest, foreign exchange and taxes are not included in the Company’s operating expenses).

Q2 2019 vs Q2 2018:

The Company has focused on operating cost reductions through integration and streamlining of operations since 2016. The cost reductions are the result of a strategic redesign of the business following the two acquisitions that the Company carried out in 2015. A significant quarterly reduction has been in salaries and compensation expenses with a reduction of 22% or $404,587 (Q2 2019: $1,455,009 vs Q2 2018: $1,859,596). Snipp had revenues of $2,407,354 during the second quarter ended June 30, 2019 (Q2 2019) compared to $3,019,342 during the second quarter ended June 30, 2018 (Q2 2018), a decrease of 20%. Even though Q2 2019 total revenue declined, due to revenues with higher margins and cost reductions in operating expenses, the Company recognized positive EBITDA of $6,174 in Q2 2019, an improvement of $680,426 or 101% compared to Q2 2018 (Q2 2019 EBITDA of $6,174 compared to Q2 2018 EBITDA loss of $674,252).

	Q2 – 2019	Q2 – 2018

Revenue	$2,407,354	$3,019,342

Operating Expenses
Salaries and compensation	1,455,009	1,859,596
General and administrative	221,661	263,994
Campaign infrastructure	587,177	1,480,785
Professional fees	12,589	17,460
Marketing and investor relations	70,935	43,477
Travel	30,528	28,282
Bad debt expense	23,281	-
Amortization of intangibles	535,670	477,814
Depreciation of equipment	6,706	7,917
Stock-based compensation	41,419	74,561
Total Operating Expenses	2,984,975	4,253,886

Operating Loss	(577,621)	(1,234,544)

Other Non-Operating Items
Interest expense	-	247
Foreign exchange loss	3,394	9,279
Provision for taxes	-	(13,291)
Net Loss	(574,227)	(1,238,309)

Cumulative translation adjustment	(39,896)	(8,765)
Comprehensive Loss	(614,123)	(1,247,074)

EBITDA	$6,174	$(674,252)

6 months ended June 30, 2019 vs 6 months ended June 30, 2018:

The Company has focused on operating cost reductions through integration and streamlining of operations since 2016. The cost reductions are the result of a strategic redesign of the business following the two acquisitions that the Company carried out in 2015. A significant reduction has been in salaries and compensation expenses for the first half of fiscal 2019 with a reduction of 19% or $704,740 (six months ended June 30, 2019: $3,060,404 vs six months ended June 30, 2018: $3,765,144). Snipp had revenues of $5,282,423 during the six months ended June 30, 2019 compared to $5,891,859 during the six months ended June 30, 2018, a decrease of 10%. Even though total revenue declined, due to revenues with higher margins and cost reductions in operating expenses, the Company recognized positive EBITDA of $43,443 in the six months ended June 30, 2019, an improvement of $1,186,397 or 104% compared to six months ended June 20, 2018 (six months ended June 30, 2019 EBITDA of $43,443 compared to six months ended June 30, 2018 EBITDA loss of $1,142,954).

	6 months ended June 30, 2019	6 months ended June 30, 2018

Revenue	$5,282,423	$5,891,859

Operating Expenses
Salaries and compensation	3,060,404	3,765,144
General and administrative	427,557	510,705
Campaign infrastructure	1,280,602	2,509,869
Professional fees	162,584	129,326
Marketing and investor relations	157,435	77,164
Travel	58,759	42,605
Bad debt expense	91,639	-
Amortization of intangibles	1,063,398	947,942
Depreciation of equipment	14,135	14,528
Stock-based compensation	97,508	170,244
Total Operating Expenses	6,414,021	8,167,527

Operating Loss	(1,131,598)	(2,275,668)

Other Non-Operating Items
Interest expense	(149)	(8,633)
Foreign exchange loss	(18,878)	(5,941)
Provision for taxes	(4,368)	(13,291)
Net Loss	(1,131,598)	(2,275,668)

Cumulative translation adjustment	(38,169)	10,236
Comprehensive Loss	(1,169,767)	(2,265,432)

EBITDA	$43,443	$(1,142,954)

Results for the Three Months Ended June 30, 2019 and 2018:

Snipp had revenues of $2,407,354 during the second quarter ended June 30, 2019 (Q2 2019) compared to $3,019,342 during the second quarter ended June 30, 2018 (Q2 2018), a decrease of 20%. Even though Q2 2019 total revenue declined, due to revenues with higher margins and cost reductions in operating expenses, the Company recognized positive EBITDA of $6,174 in Q2 2019, an improvement of $680,426 or 101% compared to Q2 2018 (Q2 2019 EBITDA of $6,174 compared to Q2 2018 EBITDA loss of $674,252). During the three months ended June 30, 2019 the Company incurred operating costs of $2,984,975 which included non-cash operating costs totalling $583,795 comprised of stock-based compensation, depreciation and amortization. During the three months ended June 30, 2018, the Company incurred operating costs of $4,253,886 which included non-cash operating costs totalling $560,292 comprised of stock-based compensation, depreciation and amortization. Total operating costs decreased in Q2 2019 by $1,268,911 compared to Q2 2018, a reduction of 30%.

The “net loss before interest expense, foreign exchange and taxes” for the three months ended June 30, 2019 amounted to $577,621 compared to $1,234,544 for the three months ended June 30, 2018, an improvement of 53%.

The net loss for the three months ended June 30, 2019 amounted to $574,227 or $0.00 per share compared to a net loss of $1,238,309 or $0.01 per share for the three months ended June 30, 2018, an improvement of approximately 54%. The decrease in net loss in Q2 2019 compared to Q2 2018 is due to revenues with higher margins and a decrease in operating costs such as salaries and compensation and campaign infrastructure.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the second quarter of fiscal 2019 the Company incurred $1,455,009 in salaries and compensation expense compared to $1,859,596 incurred during the second quarter of fiscal 2018, a reduction of 22%. The decrease in salaries and compensation expense is attributable to the streamlining and strategic integration of the Company which has been focused on creating internal process efficiencies by fully integrating its two acquisitions that were completed in 2015. This streamlining and integration plan was designed to reduce costs by over 2 million on an annualized basis and has resulted in a reduction in force of Snipp’s global workforce of up to 20%, consolidation of three engineering teams into one team and further operational cost reductions across all departmental functions to more closely align costs to Snipp’s changing produce sales mix.

General and administrative costs were $221,661 in the second quarter of fiscal 2019 compared to $263,994 incurred during the second quarter of fiscal 2018, a reduction of 16%. The Company remains committed to its strategy of maintaining a cost advantage and keeping overhead as low as possible.

Campaign infrastructure costs were $587,177 during the second quarter of fiscal 2019 compared to $1,480,785 incurred during the second quarter of fiscal 2018, a reduction of 60%. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards and third-party campaign components required to support client campaigns. The decrease in campaign infrastructure costs was due to a decrease in low margin reward redemptions, which resulted in lower campaign infrastructure costs and higher margins.

Professional fees and travel costs were $12,589 and $30,528, respectively, during the three months ended June 30, 2019 compared to $17,460 and $28,282, respectively, incurred during the three months ended June 30, 2018. Professional fees relate to legal and accounting services provided to the Company. Travel costs vary from period to period depending on travel required to support operations or in evaluating potential business opportunities. The Company incurred bad debt expense of $23,281 during Q2 2019 compared to $nil during Q2 2018. Bad debt expense represents uncollectible accounts receivable that has been written off.

Marketing and investor relations expenses of $70,935 were incurred during the three months ended June 30, 2019 compared to $43,477 incurred during the three months ended June 30, 2018. The Company recognized amortization expense of $535,670 and depreciation expense of $6,706 during the second quarter of fiscal 2019 corresponding to the amortization of intangible assets and depreciation of equipment. During the second quarter of fiscal 2018 the Company recognized amortization expense of $477,814 and depreciation expense of $7,917.

The Company granted stock options to directors, officers, consultants and employees during prior periods with vesting occurring during Q2 2019. Stock-based compensation expense of $41,419 was incurred during the three months ended June 30, 2019 compared to stock-based compensation of $74,561 incurred during the three months ended June 30, 2018, a reduction of 44%. Stock-based compensation expense represents the non-cash vested portion of stock option grants as options were granted in prior periods and have vesting spread over current and future periods.

Other non-operating items during the second quarter of fiscal 2019 include foreign exchange gain of $3,394. This compares to other non-operating items during the second quarter of fiscal 2018 that included interest income of $247, foreign exchange gain of $9,279 and taxes of $13,291. Interest expense is incurred from a working capital line of credit. Foreign exchange gain/loss corresponds to transactions within our consolidated group that are based in multiple foreign currencies and where the changes in the exchange rate of these currencies versus the US dollar results in gains or losses. Taxes are incurred from entities within our consolidated group that generate taxable net income.

Results for the Six Months Ended June 30, 2019 and 2018:

Snipp had revenues of $5,282,423 during the six months ended June 30, 2019 compared to $5,891,859 during the six months ended June 30, 2018, a decrease of 10%. Even though total revenue declined during the six months ended June 30, 2019, due to revenues with higher margins and cost reductions in operating expenses, the Company recognized positive EBITDA of $43,443 during the six months ended June 30, 2019, an improvement of $1,186,397 or 104% compared to the six months ended June 30, 2018 (six months ended June 30, 2019 EBITDA of $43,443 compared to six months ended June 30, 2018 EBITDA loss of $1,142,954). During the six months ended June 30, 2019 the Company incurred operating costs of $6,414,021 which included non-cash operating costs totaling $1,175,041 comprised of stock-based compensation, depreciation and amortization. During the six months ended June 30, 2018, the Company incurred operating costs of $8,167,527 which included non-cash operating costs totaling $1,132,714 comprised of stock-based compensation, depreciation and amortization. Total operating costs decreased during the first half of fiscal 2019 by $1,753,506 compared to the first half of fiscal 2018, a reduction of 21%.

The “net loss before interest income, foreign exchange and taxes” for the six months ended June 30, 2019 amounted to $1,131,598 compared to $2,275,668 for the six months ended June 30, 2018, an improvement of 50%.

The net loss for the six months ended June 30, 2019 amounted to $1,154,993 or $0.01 per share compared to net loss of $2,303,533 or $0.01 per share for the six months ended June 30, 2018, an improvement of 50%. The decrease in net loss in the six months ended June 30, 2019 compared to the six months ended June 30, 2018, is due to revenues with higher margins and a decrease in operating costs such as salaries and compensation and campaign infrastructure.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the first half of fiscal 2019 the Company incurred $3,060,404 in salaries and compensation expense compared to $3,765,144 incurred during the first half of fiscal 2018, a reduction of 19%. The decrease in salaries and compensation expense is attributable to the streamlining and strategic integration of the Company which has been focused on creating internal process efficiencies by fully integrating its two acquisitions that were completed in 2015. This streamlining and integration plan was designed to reduce costs by over 2 million on an annualized basis and has resulted in a reduction in force of Snipp’s global workforce of up to 20%, consolidation of three engineering teams into one team and further operational cost reductions across all departmental functions to more closely align costs to Snipp’s changing produce sales mix.

General and administrative costs were $427,557 in the first half of fiscal 2019 compared to $510,705 incurred during the first half of fiscal 2018, a reduction of 16%. The Company remains committed to its strategy of maintaining a cost advantage and keeping overhead as low as possible.

Campaign infrastructure costs were $1,280,602 during the first half of fiscal 2019 compared to $2,509,869 incurred during the first half of fiscal 2018, a reduction of 49%. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards and third-party campaign components required to support client campaigns. The decrease in campaign infrastructure costs was due to a decrease in low margin reward redemptions, which resulted in lower campaign infrastructure costs and higher margins.

Professional fees and travel costs were $162,584 and $58,759, respectively, during the six months ended June 30, 2019 compared to $129,326 and $42,605, respectively, incurred during the six months ended June 30, 2018. Professional fees relate to legal and accounting services provided to the Company. Travel costs vary from period to period depending on travel required to support operations. The Company incurred bad debt expense of $91,639 during the first half of fiscal 2019 compared to $nil during the first half of fiscal 2018. Bad debt expense represents uncollectible accounts receivable that has been written off.

Marketing and investor relations expenses of $157,435 were incurred during the six months ended June 30, 2019 compared to $77,164 incurred during the six months ended June 30, 2018. The Company recognized amortization expense of $1,063,398 and depreciation expense of $14,135 during the first half of fiscal 2019 corresponding to the amortization of intangible assets and depreciation of equipment. During the first half of fiscal 2018 the Company recognized amortization expense of $947,942 and depreciation expense of $14,528.

The Company granted stock options to directors, officers, consultants and employees during prior periods with vesting occurring during the six months ended June 30, 2019. Stock-based compensation expense of $97,508 was incurred during the six months ended June 30, 2019 compared to $170,244 incurred during the six months ended June 30, 2018, a reduction of 43%. Stock-based compensation expense represents the non-cash vested portion of stock option grants as options were granted in prior periods and have vesting spread over current and future periods.

Other non-operating items during the first half of fiscal 2019 include interest expense of $149, foreign exchange loss of $18,878 and taxes of $4,368. This compares to other non-operating items during the first half of fiscal 2018 that included interest expense of $8,633, foreign exchange loss of $5,941 and taxes of $13,291.

Interest expense is incurred from a working capital line of credit. Foreign exchange gain/loss corresponds to transactions within our consolidated group that are based in multiple foreign currencies and where the changes in the exchange rate of these currencies versus the US dollar results in gains or losses. Taxes are incurred from entities within our consolidated group that generate taxable net income.

Selected Annual Financial Information

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Total revenues	12,151,286	12,879,019	11,223,727
Income (loss) before taxes, discontinued operations and extraordinary items:
(i) total for the year	(3,052,099)	(4,400,387)	(8,510,866)
(ii) per share	(0.01)	(0.03)	(0.07)
Net income (loss):
(i) total for the year	(3,096,169)	(4,443,871)	(8,572,722)
(ii) per share	(0.01)	(0.03)	(0.07)
Total assets	12,777,724	13,231,362	15,838,154
Total other financial liabilities (non-cash)	Nil	Nil	Nil
Cash dividends declared per-share	Nil	Nil	Nil

For the 2018 fiscal year, revenue decreased by 6% however due to revenues with higher margins and cost reductions in operating expenses, the Company recognized a significant improvement in EBITDA of $1,123,421 or 58% compared to fiscal 2017. The net loss of $3,096,169 is mainly attributed to salaries and compensation, campaign infrastructure expenses and amortization expense. The Company incurred total operating costs of $15,189,500 in fiscal 2018, a reduction of 11% compared to fiscal 2017. Salaries and compensation of $7,087,464, campaign infrastructure of $4,240,261 and amortization of $1,952,641 represented the three largest components of the total operating costs in fiscal 2018.

For the 2017 fiscal year, revenue increased by 15% and margin improved from 66% in fiscal 2016 to 70% in fiscal 2017. The net loss of $4,443,871 is mainly attributed to salaries and compensation, campaign infrastructure expenses and amortization expense. The Company incurred total operating costs of $17,120,322 in fiscal 2017. Salaries and compensation of $9,175,637, campaign infrastructure of $3,808,721 and amortization of $1,714,339 represented the three largest components of the total operating costs in fiscal 2017.

For the 2016 fiscal year, revenue remained relatively consistent to the level in fiscal 2015 however the margin improved from 55% in fiscal 2015 to 66% in fiscal 2016. The net loss of $8,572,722 is mainly attributed to increased salaries and compensation, campaign infrastructure expenses and amortization expense. The Company incurred total operating costs of $20,338,314 in fiscal 2016. Salaries and compensation of $11,448,476, campaign infrastructure of $3,808,736 and amortization of $1,472,943 represented the three largest components of the total operating costs in fiscal 2016.

Future Growth

The information in this section is forward-looking and should be read in conjunction with the section below entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

The promotions marketing industry is a large industry (estimated to be worth $80 billion annually in North America) and will continue to represent a key focus area for the Company especially as new vertical markets open up for the company to implement its solutions. In addition to the $80 billion promotions marketing industry1, Management will look to expand its presence in the still new and rapidly evolving CPG/multi-channel loyalty space as well as enter previously untapped and evolving markets that the company has identified its platforms are well suited for. Loyalty is a $48 billion industry in the U.S. alone and loyalty management is expected to grow from $1.5 billion in 2015 to $4.8 billion by 20202. The purchase level data that the Company collects through its loyalty, rebate and receipt solutions allows it to help brands better plan and optimize all of their advertising spend (and not just for promotions and loyalty). By tracking the activation source and leveraging the purchase data captured from existing program management believes it will be able to capture additional share in the $500 billion global advertising market3.

In addition to the continued development of the Company’s existing platforms and the launch of solutions targeted to new markets, repeat business from large global brands, an increasing number of Fortune 500 customers directly approaching the Company for its solutions, and opportunities for the Company to make strategic acquisitions, Management believes it is in a very strong position to further penetrate expand the vertical markets its services not only in the United States of America but also in other key markets including Canada and Western and Central Europe.

Management believes that the Company is well poised in the market for a variety of reasons:

1.

Continued strength of the existing SnippCheck platform

2.

Further iterations and enhancements of its Loyalty, Rewards and Rebates platforms

3.

Multiplier effect of the current organic business model

4.

Effect of recruiting a sales force and attendance at additional industry events

5.

Increasing requests and opportunities for long term licensing and services contracts given its new products allowing the company to go deeper into its roster of Fortune 500 clients.

6.

Higher acceptance and adoption of the Company’s solutions by marketing professionals

7.

Opportunities to merge and/or acquire complimentary companies

1. Continued Strength of the Existing SnippCheck Platform

The Company is seeing continued traction with SnippCheck, its mobile receipt processing solution. SnippCheck is one of the pioneers in the space of receipt processing and purchase validation. Whilst there are several new companies that are also offering receipt-based purchase validation, SnippCheck remains the market leader in terms of the number of programs and the size of programs that utilize the SnippCheck platform. It is the only solution for brands looking to do programs at scale, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners as well as the two largest CPG receipt-based loyalty programs. SnippCheck is unique in that if offers clients 100% accuracy at scale in the processing of its receipts, and with the friendliest user-experience available. 99% of all households in the United States have been exposed to SnippCheck programs.

The solution is highly customizable, flexible and extensible and can easily be tailored to meet each client’s unique program needs. Significant promotions activity is tied to purchase, and SnippCheck enables brands to validate consumer purchases for various promotions. Prior to SnippCheck, brands looking to do programs tied to purchase were limited to either code-on-pack solutions, mail-in programs or integrating directly into retailer point-of-sale systems, all of which are cumbersome, expensive, and with their own shortcomings. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company continually builds on these components with the eventual vision of creating a closed-loop, single-platform solution for marketers across the path to purchase. Further, the Company’s 100% accuracy and straightforward user experience are continuing to differentiate it in the industry as more CPG and other multichannel clients recognize the value of such a solution.

Furthermore, SnippCheck remains the linchpin of the Company’s expansion strategy into new sectors such as Loyalty and Rebates. Multichannel brand categories (like CPG, apparel, electronics, beauty) all face the same constant problem in their marketing activities: how to validate and incentivize consumer purchases and create direct transaction-based connections with them. As receipt processing itself becomes more of an accepted solution to consumers, the value of the SnippCheck platform and its extensibility to other segments continues to increase.

Management believes opportunities exist in acquiring point solutions that further add or enhance platform capabilities. The Company is constantly evaluating companies that will be complementary to its existing platform and/or allow it to acquire new customer relationships. The promotion market space is highly fragmented and management believes under the right circumstances opportunities exist to consolidate companies in different parts of the promotion marketing eco-system.

________________________________________________________________________

1 Raymond James, Snipp research, AIMIA, Incentive Marketing Organization, eMarketer

2 Colloquy, Markets and Markets

3 Magna Global, Paradigm

2. Further iterations and enhancements of its Loyalty, Rewards and Rebates platforms

A.

SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified other industries that are well suited for its loyalty solution and a key area for expansion. Management believes there is significant scope to further enhance the integration of its SnippCheck receipt processing solution with its enterprise loyalty platform to target new markets alongside the existing focus of its sales efforts.

B.

SnippReward and Data Rewards: The Company reward platform has been strengthened and enhanced with new reward types like data rewards The Company has already expanded its Rewards offerings to include movie tickets, PayPal and other money back mechanisms. The Company has also incorporated Data Rewards and will continue to add rewards to its portfolio as needed

C.

SnippRebates: The Company launched its Snipp Rebate Center and SnippRebates solutions to target the growing $8bn rebate industry in 2017. The Rebate Center and SnippRebates are designed to reduce costs for manufacturers while providing consumers with a better experience. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs, with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

D.

SnippInsights Data Analytics: Through its marketing programs the Company continues to accumulate a vast amount of data about consumers, gaining insights into their demographics, purchase habits, shopping basket data as well as sources of entry into promotions. Because this information is extremely valuable to brands, the Company is productizing the data to create analytics solutions to enable brands to better understand customers, behaviors and trends. Furthermore, by tagging the entry mechanism by which a consumer enters a particular promotion, the Company has unique insight into which awareness building channels are most effective for a particular client for a particular program. As a result, we can work with each client to better optimize their promotion spend across those channels.

3. Multiplier Effect of the Company’s Current Organic Business Model

The Company sits at the intersection of three traditional elements in the marketing world that will help it accelerate its business. The combination of Promotion Windows, Multi-brand Clients/Agencies, and Channel Specific Promotions create opportunities for the Company’s continued revenue growth.

a.

Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over 80 traditional promotional windows in the year (e.g. New Year’s Day, Valentine’s Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take in response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows applicable to their product niche, giving the Company multiple opportunities to sell its promotions solutions.

b.

Multi-Brand Nature of Its Clients: The Company continues to receive an increasing amount of interest from Fortune 500 clients across industries as well as leading global marketing and advertising agencies, many of whom belong to the “Big Four” agency holding groups. Snipp is currently executing a number of new and repeat campaigns with such clients who invariably work with Snipp across multiple brands as the relationship expands. Each of these clients has a large portfolio of brands with their own P&L. For confidentiality reasons, specific client names, plans and campaigns cannot be revealed due to the competitive nature in which Snipp’s platform is deployed by its clients to achieve their business objectives. Snipp does however periodically update its website with recent campaigns after they have been launched and where the client has given the Company permission to mention its name and/or if the campaign is covered by industry journals that track the space. The Company talks more about the types of clients and the work done at http://www.snipp.com/clients. Snipp also works with leading global marketing and advertising agencies that serve multiple large brand clients. A majority of the agencies that Snipp currently works with belong to the “Big Four” agency holding companies. Core to Snipp’s growth strategy is in going deeper with each of these multi-brand companies and agencies and capturing additional share of their overall shopper marketing budgets.

c.

Channel Specific Promotions: Brands and agencies plan promotions specifically for different retail channels across their promotion windows. There are numerous retail channels (e.g., Walmart, Target, CVS, Walgreens) and each channel typically has a brand-funded "channel budget." Many large brands run the same promotion across multiple channels at the same time or at different points to maintain the illusion of exclusivity. The Company’s promotion solutions are unique in their ability to target any specific combination of channels, thereby making them very attractive to brands looking to run channel-specific promotions.

4. Effect of Continuing to Build Our Sales Force and Attendance at Industry Events

The Company has now established itself as a well-known player in the promotions and loyalty marketing space. Management believes that opportunity exists to generate business by continuing to improve productivity and to add to its direct sales, particularly now that it has five well-defined product lines and hundreds of campaigns under its belt. The Company has implemented a salesperson training and identification strategy wherein junior staff are hired as Business Development Representatives (BDRs), responsible for generating leads. As they mature and prove themselves they graduate to becoming junior salespeople and eventually full salespeople. This strategy is bearing fruit; a significant portion of our top salespeople are former BDRs. Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals, we may choose to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

5. Increasing requests and opportunities for long term licensing and services contracts given its new products allowing the company to go deeper into its roster of Fortune 500 clients.

Management has been able to sign long term agreements and MSAs as well as renew deals with several key clients who are looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs or for longer term evergreen programs. Management continues to be approached by existed clients and is engaged in multiple such new conversations aided by the launch of its Loyalty base and Snipp Rebates products.  Opportunity also exists to sign deals with international companies who have previously utilized the company’s products in North America. The Company is exploring multiple such sales opportunities.

6. Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have run programs and signed deals with the Company across industry segments, the tactics and mechanics that Snipp uses to activate, validate and incentivize customers is becoming more mainstream. Consequently, the Company believes that its early-adopter clients are increasingly giving way to more traditional clients who would be willing to work with Snipp to help close the loop between advertising and tracking purchases.

7. Opportunities to merge and/or acquire complimentary companies in its space

The Company is uniquely poised to execute a consolidation strategy in the promotion marketing space. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. The Company has already successfully closed two such acquisitions in 2015. Both acquisitions strengthened the Company’s product portfolio and sales operations and have been successfully integrated into the Company. The Company is actively looking to do additional such complementary transactions where they strategically fit with the Company’s growth strategy.

Selected Quarterly Financial Information

			2nd Quarter Ended June 30, 2019	1st Quarter Ended March 31, 2019
(a)Revenue			$2,407,354	$2,875,069
(b)Net income(loss) for period			($574,227)	($580,766)
(c)Net income (loss) per share			($0.00)	($0.00)
	4th Quarter Ended December 31, 2018	3rd Quarter Ended September 30, 2018	2nd Quarter Ended June 30, 2018	1st Quarter Ended March 31, 2018
(a)Revenue	$3,315,196	$2,944,231	$3,019,342	$2,872,517
(b)Net income(loss) for period	($503,508)	($289,128)	($1,238,309)	($1,065,224)
(c)Net income (loss) per share	($0.00)	($0.00)	($0.01)	($0.01)
	4th Quarter Ended December 31, 2017	3rd Quarter Ended September 30, 2017	2nd Quarter Ended June 30, 2017	1st Quarter Ended March 31, 2017
(a)Revenue	$3,843,326	$3,701,586	$2,849,799	$2,484,308
(b)Net income(loss) for period	($884,298)	($637,227)	($1,294,082)	($1,628,264)
(c)Net income (loss) per share	($0.00)	($0.00)	($0.01)	($0.01)

The net losses in the quarters of fiscal 2019, fiscal 2018 and fiscal 2017 are mainly due to salaries and compensation expenses as this is the company’s largest cost category.

Financial Position

The net loss for the six months ended June 30, 2019 of $1,154,993 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $325,322. During the six months ended June 30, 2019, the Company used cash in additions to equipment and intangible assets resulting in net cash used in investing activities of $465,453. As a result, the Company’s financial position weakened from the opening level of $1,594,429 at the beginning of the period to the period-end level of $690,587.

The net loss for the six months ended June 30, 2018 of $2,303,533 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $479,598. During the six months ended June 30, 2018, the Company used cash in additions to equipment and intangible assets resulting in net cash used in investing activities of $553,051. During the six months ended June 30, 2018, the Company received gross proceeds from a non-brokered private placement financing in the amount of $3,018,950 (C$3,850,000) with share issuance costs of $109,791. The Company also paid down its working capital line of credit by $933,159, resulting in net cash provided by financing activities of $1,976,000. As a result, the Company’s financial position strengthened from the opening level of $386,630 at the beginning of the period to the period-end level of $1,340,217.

Liquidity and Capital Resources

At June 30, 2019, the Company had cash of $690,587 and working capital of $631,450 compared to cash of $1,594,429 and working capital of $1,189,922 at December 31, 2018. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. During the year ended December 31, 2018, the Company closed C$3,850,000 in tranches of a non-brokered private placement and also secured a two-million-dollar credit facility with Bridge Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital. As at June 30, 2019 and December 31, 2018, the Company had not drawn on the credit facility. The credit facility bears interest at prime plus 1.75%.

Off Balance Sheet Arrangements

None.

Related Party Transactions

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended June 30, 2019 and 2018 are salaries and compensation of $215,494 and $280,436, respectively, charged by officers and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the six months ended June 30, 2019 and 2018 are salaries and compensation of $415,380 and $502,687, respectively, charged by officers and key management personnel of the Company. At June 30, 2019, $42,219 was due to officers and directors (2018 - $77,244). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

Adoption of accounting standards

Effective January 1, 2019, the Company adopted IFRS 16, “Leases”, using the modified approach. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

The Company is a party to lease contracts for office space. Leases are recognized, measured and presented in line with IFRS 16. The Company implemented a single accounting model, requiring lessees to recognize assets and liabilities for all leases excluding exceptions listed in the standard. The Company elected to apply exemptions for short term leases and for leases for which the underlying asset is of low value. The Company has also elected to apply the practical expedient to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

At the inception of a contract, the Company assesses whether a contract is, or contains a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Based on the accounting policy applied the Company recognizes a right-of-use asset and a lease liability at the commencement date of the contract for all leases conveying the right to control the use of an identified asset for a period of time. The commencement date is the date on which the lessor makes an underlying asset available for use by a lessee.

Leases with a remaining term of twelve months or less from the date of application have been accounted for as short-term leases even though the initial term from lease commencement have been more than twelve months.

Financial Instruments

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable excluding sales tax, due to related parties, accounts payable and accrued liabilities and working capital line of credit approximate their fair value because of the short-term nature of these instruments while cash is valued using a level 1 fair value measurement.

	June 30, 2019		December 31, 2018
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Fair value through profit and loss – assets	$ 690,587	$ 690,587	$ 1,594,429	$ 1,594,429
Fair value through profit and loss – liabilities	-	-	-	-
	$ 690,587	$ 690,587	$ 1,594,429	$ 1,594,429

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and accounts receivable excluding sales tax. The Company places its cash with major financial institutions to limit risk from cash. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers.  Some customers settle their accounts past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At June 30, 2019, the Company had $377,660 (December 31, 2018 - $155,976) in amounts due from customers greater than 90 days and during the six months ended June 30, 2019 recognized bad debt expense of $91,639 (2018 - nil).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

In Fiscal 2016, the Company secured a four-million-dollar credit facility with Silicon Valley Bank. The credit facility was an accounts receivable line of credit to provide the Company with additional working capital and was secured by the Company’s accounts receivable and intellectual property, consisting of all recognized and unrecognized intangible assets. As at December 31, 2017, the Company had drawn on $933,159 of the credit facility. The credit facility had a maturity date of November 22, 2017, which was extended to February 28, 2018 and was fully repaid on March 2, 2018. The credit facility bore interest at a range of prime plus 1.25% to 2.5%. During the period ended June 30, 2018, the Company incurred $8,633 in interest expense corresponding to this credit facility. The Company announced on May 31, 2018 that it secured a two-million-dollar credit facility with Bridge Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital and is secured by the Company’s accounts receivable and intellectual property, consisting of all recognized and unrecognized intangible assets. As at June 30, 2019 and December 31, 2018, the Company had not drawn on the credit facility. The credit facility bears interest at prime plus 1.75%.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s, obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $1,000 (2018 - $16,000).

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at June 30, 2019, the Company held cash as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, Swiss Franc, and Indian Rupee and considers foreign currency risk low. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by less than $1,000 (2018 - $1,000).

   The following table summarizes the Company’s exposure to the Canadian currency:

	June 30, 2019	December 31, 2018

Cash and cash equivalents	C$ 78,323	C$ 73,202
Accounts receivable	268,762	257,492
Accounts payable and accrued liabilities	(717,208)	(653,150)

Total	C$ (370,123)	C$ (322,456)

RISKS RELATED TO OUR BUSINESS

Limited Operating History

The Company (“Snipp”) has a limited operating history and has limited revenues derived from operations.  Snipp began its business operations in 2007 and did not generate its first commercial revenues until 2008.  A large portion of expenditures were focused on research and development to create the existing product line. Snipp's most recent commercial products were only introduced in 2008 and the near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities. Snipp's revenue history is as follows:  $nil in 2007; $10,000 in 2008; $153,983 in 2009; $277,771 in 2010; $379,222 in 2011; $511,854 in 2012; $870,420 in 2013; $3,562,045 in 2014, $11,890,231 in 2015, $11,223,727 in 2016, $12,879,019 in 2017 and $12,151,286 in 2018. As a result of these and other factors, Snipp may not be able to achieve, sustain or increase profitability on an ongoing basis.

Complexities Stemming from Global Operations

Snipp is pursuing its plan to market its platform throughout Canada, the United States and globally. The plan will place demands upon the Company, management, and resources. Besides attracting and maintaining qualified personnel, employees or contractors, the Company expects to require working capital and other financial resources to meet the needs of its planned growth. No assurance exists that the plans will be successful or that these items will be satisfactorily handled, and this may have material adverse consequence on the business of the Company.

Liquidity and Capital Requirements

Snipp faces challenges in order to achieve profitability. There can be no assurance that it will be able to maintain adequate liquidity or achieve long-term viability. Snipp’s ability to meet its obligations in the ordinary course of business is dependent upon management and the Board’s ability to establish profitable operations or raise capital, as needed, through public or private debt or equity financing, or other sources of financing to fund operations.

The disruption of the capital markets and the continued decline in economic conditions, amongst other factors, could negatively impact its ability to achieve profitability or raise additional capital when needed.  In order to optimize the growth of the business, Snipp may need to seek to raise additional debt or equity financing.  There can be no assurance that we will be able to identify a source of such financing, or that such financing will be available on terms acceptable to it, if at all.  Moreover, should the opportunity to raise additional capital arise, any additional debt or equity financing could result in dilution of the existing holders of Snipp common shares.

Acquisitions or other Business Transactions

Snipp may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to its business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering new markets or conducting operations in industry segments in which Snipp has no or limited experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurances that any anticipated benefits of an acquisition will be realized.  Future acquisitions by Snipp could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially adversely affect our financial condition, results of operations and cash flows.

Impact of Advertising and Competition

The promotions marketing industry is very dynamic with new technology and services being introduced by a range of players from larger established companies to start-ups on a frequent basis. Newer technology may render the Company’s technology obsolete which would have a material, adverse effect on its business and results of operations. Snipp will be competing with others offering similar products. If Snipp’s systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than the Company’s technology, or are more cost-effective or provide legal exclusivity through patents or are otherwise able to render the Company’s technology obsolete, Snipp will experience a decline in demand which will result in lower sales performance and associated reductions in operating profits all of which would negatively affect stock prices for the Company.

Snipp may also be required to collaborate with third parties to develop its products and may not be able to do so on a timely and cost-effective basis, if at all.

Information Technology, Network and Data Security Risks

The business of the Company faces security risks. Any failure to adequately address these risks could have an adverse effect on the business and reputation of the Company. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients.

Reliance on Third Parties

Snipp relies on certain technology services provided to it by third parties, and there can be no assurance that these third-party service providers will be available to the Company in the future on acceptable commercial terms or at all. If the Company were to lose one or more of these service providers, it may not be able to replace them in a cost-effective manner, or at all. This could harm the business and results of operations of the Company.

Investment in Technological Innovation

If Snipp fails to invest sufficiently in research and product development, its products could become less attractive to potential clients, which could have a material adverse effect on the results of operations and financial condition of the Company.

New Laws or Regulations

A number of laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations might impact the ability of Snipp to deliver increasing levels of technological innovation and will likely add to the cost of making its products, which would adversely affect its results of operations.

Retention or Maintenance of Key Personnel

There is no assurance that Snipp can continuously retain or maintain key personnel in a timely manner if the need arises, even though qualified replacements are believed by management to exist. Failure to have adequate personnel may materially harm the ability of the Company to operate.

Conflicts of Interest

Snipp has leased office space from a company that is affiliated with an officer/director of the company. The Board has reviewed this transaction and the terms are below market rates. Certain members of management of the Company will have other minor business activities other than the business of Snipp, but each member of management intends to devote substantially all their working hours to the Company.

Proprietary Rights Could Be Subject to Suits or Claims

No assurance exists that Snipp or any Company with which it transacts business, can or will be successful in pursuing protection of proprietary rights such as business names, logos, marks, ideas, inventions, patents, trademarks, trade secrets and technology which may be acquired over time.  In many cases, governmental registrations may not be available or advisable, considering legalities and expense, and even if registrations are obtained, adverse claims or litigation could occur.

Lack of Control in Transactions

Management of Snipp intends to retain other companies to perform various services but may not be in a position to control or direct the activities of the parties with whom it transacts business. Success of the Company may be subject to, among other things, the success of such other parties, with each being subject to their own risks.

No Guarantee of Success

Snipp, as well as those companies with which it intends to transact business, have business purchases, advertising, and operational plans pending and is/are, therefore, subject to various risks and uncertainties as to the outcome of these plans. No guarantee exists that Snipp, or any company with which it transacts business, will be successful.

Possibility of Significant Fluctuations in Operating Results

Snipp’s revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to: access to funds for working capital and market acceptance of its services.

Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future.  Thus, there can be no assurance that the Company will be able to reach profitability on a quarterly or annual basis.

Snipp has not arranged for any independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of the Company for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and upon available information concerning the communications and technology industries. If management's assumptions prove to be incorrect, the Company will not be successful in establishing its technology business.

Financial, Political or Economic Conditions

Snipp may be subject to additional risks associated with doing business in foreign countries.

Snipp currently operates within the United States, Canada, the United Kingdom, Ireland, Switzerland and the Middle East, and expects to do business in the future in South America and Asia too.  As a result, it may face additional risks associated with doing business in those countries.  In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability.  In doing business in foreign countries Snipp may also be subject to such risks, including, but  not limited to,  currency  fluctuations,  regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, risks related to shipment of raw materials and  finished  goods  across  national  borders and cultural and language  differences.  Snipp also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.  Foreign economies may differ favorably or unfavorably from the United States economy or Canadian economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

When doing business in foreign countries, the Company may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving.  There can be no certainty as to the application of laws and regulations in particular instances.  Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement.  New laws and changes to existing laws may occur quickly and sometimes unpredictably.  These factors may limit our ability to enforce agreements with our current and future clients and vendors.  Furthermore, it may expose us to lawsuits by our clients and vendors in which we may not be adequately able to protect ourselves.

When doing business in foreign countries, Snipp may be unable to fully comply with local and regional laws which may expose it to financial risk. When doing business in foreign countries, Snipp may be required to comply with informal laws and trade practices imposed by local and regional government administrators.  Local taxes and other charges may be levied depending on the local needs to tax revenues and may not be predictable or evenly applied.  These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies.  In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations.  Any failure on the part of the Company to maintain compliance with the local laws may result in fines and fees which may substantially impact its cash flow, cause a substantial decrease in revenues, and may affect its ability to continue operation.

RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY

Protection of Snipp's Intellectual Property

Snipp's products utilize a variety of proprietary rights that are important to its competitive position and success.  Snipp has been protecting its Intellectual Property through trade secrets and copyrights, but to-date not through patenting. Because the Intellectual Property associated with Snipp's technology is evolving and rapidly changing, current intellectual property rights may not adequately protect the Company. The Company may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost.  Snipp generally enters into confidentiality or license agreements, and has confidentiality provisions in agreements with Snipp's employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information.  Snipp’s inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which would result in a decline in its revenues and profitability.

Third Party Intellectual Property Rights

The Company could become subject to litigation regarding intellectual property rights that could significantly harm its business.  Snipp’s commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties.  Competitors, many of whom have substantially greater resources than the Company and have made large investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with Snipp's ability to make or sell Snipp's systems or provide Snipp's services.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report, including, but not limited to statements in the “Description of Business and Overall Performance”, ”Future Growth”, “Liquidity and Capital Resources” and “Previous Financing” sections which may contain the words "may," "will," "likely," "project," "aim," "intend," "plan," "schedule," "forecast," "estimate," "expect," "believe," "anticipate," "should," "would," "could," and similar expressions and statements related to matters that are not historical facts, constitute forward-looking information within the meaning of securities laws. Such forward-looking information, particularly with respect to the Company’s future plans, costs, objectives, or economic performance, reflects what we believe in good faith to be reasonable assumptions, expectations, and intentions, based on information that is currently available. Although we believe these underlying assumptions, expectations, and intentions to be reasonable, forward-looking information is not a guarantee of future performance, and involves risks and uncertainties, many of which are beyond our control and which may cause actual results, events, or actions to differ materially from those expressed or implied in such forward-looking information. These risks and uncertainties include, but are not limited to, changes in demand for and prices for the products of the Company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors. The factors and assumptions that were applied in reaching the forward-looking information include, but are not limited to, the following assumptions:

-

Continued demand for mobile marketing solutions;

-

The successful execution of existing and planned projects;

-

General economic and market factors to remain at current levels or become more favourable over time;

-

The ability to retain key personnel and to have the necessary financial resources to continue operations

Although we have attempted to identify and describe above under the headings “RISKS RELATED TO OUR BUSINESS,” and “RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY” important risks and factors which may cause actual results to differ materially from those described in any forward-looking information including those factors discussed in filings made by us with the Canadian securities regulatory authorities, there may be other risks and factors that cause results, events, or actions to differ materially from those anticipated, estimated, or intended. Accordingly, readers should not place undue reliance on forward-looking information contained in this report. Any forward-looking information contained herein is expressed as of the date of this report and, except as required by law, the Company does not undertake any obligation to update or revise such forward-looking information to reflect subsequent information, events, or circumstances.

Additional Information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.